UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Exact name of registrant as specified in its charter)

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: March 20, 2012	By:	/s/ Derek Gorgi
Name: Derek Gorgi
Title: Senior Vice President, Finance

EXHIBIT LIST

Exhibit	Description

99.1	Brookfield Asset Management Inc. Annual Report for the year ended December 31, 2011

99.2	Consent of Deloitte & Touche LLP